FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F      [✓]      Form 40-F      [   ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           [   ]       No         [✓]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 29th July, 2004
Efstratios-Georgios (Takis) Arapoglou
Chairman - Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

2004 H1 results

Athens, 29 July 2004

“The 2004 first-half results confirm our leading position in the market, and reflect the competitive edge of the Group’s unique customer base. It is particularly encouraging to see our second-quarter profits topping €167 million, return on equity reaching 20% and first-half earnings per share up to €0.67. This quarterly performance is the best of recent years, and should serve as a foundation for our strategy over the coming quarters: with a focus on expanding our core operations in corporate and retail banking in Greece and SE Europe, and further streamlining our operational infrastructure so as to achieve the best possible returns for our shareholders.”

Takis Arapoglou, Chairman and CEO

NBG Group profit before tax totaled €312.8 million, up 20% y-o-y. Q2 2004 profit before tax amounted to €167.1 million, the highest level in recent years, up 14.7% q-o-q. Furthermore, Group core income posted an all-time high of €224.6 million, up 21.4% y-o-y, and 17.8% q-o-q.

This performance led to a substantial improvement in the Group’s after tax Return on Equity, which in Q2 2004 reached a high in recent years of 20%, compared with 15.3% in 2003. The Group’s Return on Assets posted a similar trend, rising by 17 basis points from 1.02% in 2003 to 1.19% in H1 2004.

Interest income reached an all-time high of €683.5 million, up 12% y-o-y, reflecting successful strategic expansion into higher-yielding portfolios. The Group’s interest margin experienced a similar trend, rising to 2.99% in H1 2004, up 24 basis points on 2003.

Group commission income on a consolidated basis amounted to €229.6 million, up 15.2% y-o-y, chiefly due to the ongoing expansion in retail banking (up 18.9% y-o-y) and corporate banking operations (up 19.3% y-o-y), underscoring the lead position of the Group in these market segments. Group net commission income grew at a somewhat slower pace, up 10.1%, due to the increase in retail banking related operations.

In Q2 2004 the contribution of core revenues to total income improved further to 95% compared with 94% in 2003, which reaffirms management’s strategy to emphasise stable and recurring sources of income.

Group lending at the end of H1 2004 totaled €25.2 billion, rising by €2.3 billion over the six-month period, an annualized rate of 20%.

The Bank reported impressive gains in mortgage lending. In the first half of the year, disbursements totaled €1.2 billion, up by 68% y-o-y. The particularly strong growth in new loans led to an annualised increase of 26% in mortgage lending outstandings.

Consumer credit reported the best performance of recent years, with disbursements totaling €655 million in H1 2004, up 58% y-o-y. As a result Group consumer credit and credit card outstandings reached €3.5 billion, presenting annualized growth in the first six-months of the order of 25%.

Lending to small businesses and professionals also experienced dynamic growth of around 40% on an annualized basis, and now totals almost €1 billion. Clients in this market segment have responded positively to the Bank’s initiatives. Indeed, the Bank gained more than 3700 new customers during the first half of the year.

Business with corporate clients also turned in a positive performance. Corporate credit outstandings with medium-size and large enterprises increased by €825 million in the first half of the year, approximately 14% on annualized basis.

The dynamic growth in the Group’s overall lending has been accompanied by further improvements in the quality of the assets. Non-performing loans, after provisions, represent 1.2% of the total portfolio, against 1.6% at the end of 2003. The consistent implementation of the Group’s provisioning policy resulted in 78% of NPLs now being covered by provisions.

p. 2

Total Group assets under management (deposits, customer repos, and mutual funds) stand at €49 billion, up 12% on an annualized basis. Sight and savings deposits experienced growth of 8.5% y-o-y, while Group mutual fund assets grew by approximately 6.3% on a annualized basis, to €7.9 billion. As a result, the Group’s market share in the Greek mutual fund market rose to 25.8%.

Cost containment played a key role in strengthening Group profitability. Compared with the average level of 2003, Group administrative expenses increased slightly, by 1.4%, while staff costs increased by around 5.6%. Note that, staff costs in H1 2004 incorporate the impact of the recently approved collective labor agreement.

The Group’s systematic efforts to contain costs are reflected in the further improvement in the cost to income (efficiency) ratio to 61.2% compared with 64% in H1 2003 and 64.6% in the previous year.

The Group’s profitability also benefited from the ongoing positive performance of the international network, whose earnings totaled €52.9 million in H1 2004. This increase stems entirely from improved core profitability, which grew by 20% y-o-y, reflecting the 33% y-o-y increase in net interest income and the 13% y-o-y rise in net commission income.

Despite the significant increase of our loan balances the capital adequacy (Tier I) remains at 10%, while the total capital adequacy ratio, which includes Tier II capital, at 12.6%.

p. 3

Group income statement

€ millions	30.6.04	30.6.03	±%	2Q.04	1Q.04	±%
Net interest income	683.5	610.0	+12.0%	346.5	337.0	+2.8%
Dividend income	23.4	11.9	+96.6%	17.3	6.1	+183.6%
Net commission income	192.7	174.9	+10.1%	94.0	98.6	-4.7%
Other operating income	11.6	13.0	-10.8%	6.5	5.1	+27.5%

Core income	911.2	809.8	+12.5%	464.4	446.8	+3.9%
Trading gains	66.4	60.5	+9.8%	25.6	40.8	-37.3%

Total income	977.6	870.3	+12.3%	490.0	487.6	+0.5%
Staff costs	(379.4)	(357.5)	+6.1%	(191.2)	(188.2)	+1.6%
Administrative & other expenses	(154.9)	(143.3)	+8.1%	(79.8)	(75.1)	+6.3%
Depreciation	(63.6)	(56.6)	+12.4%	(31.6)	(32.0)	-1.3%
Provisions	(88.7)	(67.4)	+31.6%	(40.4)	(48.3)	-16.4%

	291.0	245.5	+18.5%	147.0	144.0	+2.1%
Minority interests	(9.0)	(1.5)	+500.0%	(3.6)	(5.4)	—

Profit before tax & extraordinaries	282.0	244.0	+15.5%	143.4	138.6	+3.4%
Extraordinary income	30.8	16.6	+85.5%	23.7	7.1	+233.8%

Profit before tax	312.8	260.6	+20.0%	167.1	145.7	+14.7%

Group commission income

€ millions	30.6.04	30.6.03	±%	2Q.04	1Q.04	±%
Retail(1)	90.7	76.2	+18.9%	46.7	44.0	+5.7%
Corporate(2)	38.5	31.7	+19.3%	20.6	17.8	+12.7%
Asset management	19.0	17.4	+9.0%	9.5	9.5	+0.8%
Other(3)	53.3	47.0	+13.9%	25.6	27.8	-7.2%
Investment & capital markets(4)	28.1	26.9	+6.5%	10.7	17.4	-36.0%

Total commission income	229.6	199.2	+15.2%	113.1	116.5	-2.9%

Commission expenses	(36.9)	(24.3)	+52.0%	(19.0)	(17.9)	+6.5%

Net commission income	192.7	174.9	+10.1%	94.1	98.6	-4.6%

(1) Commissions on mortgages and consumer loans, credit cards, deposit account charges, and communications charges.

(2) Commissions on corporate loans, letters of guarantee, imports-exports and corporate account charges.

(3) Commissions on money transfers, foreign exchange transactions and other intermediation.

(4) Commissions on custodian services, brokerage and investment banking fees.

Group trading gains

€ millions	30.6.04	30.6.03	±%	2Q.04	1Q.04	±%
Bond trading and hedging	28.0	43.2	-35.1%	15.4	12.6	+22.7%
Income from derivatives trading	(4.7)	3.3	—	(5.1)	0.4	—
FX trading	19.5	15.1	+28.7%	8.6	10.9	-20.9%
Equity trading	25.3	1.4	+1678.7%	7.8	17.5	-55.7%
Dealing expenses	(1.7)	(2.5)	-32.1%	(1.1)	(0.6)	+90.6%

Total	66.4	60.5	+9.8%	25.6	40.8	-37.3%

p. 4

Group loans

€ millions	30.6.04	31.12.03	±%
Portfolios:
Corporate loans	12660.2	11835.7	+7.0%
Small business / professionals	995.0	829.0	+20.0%
Consumer loans	2171.2	1863.5	+16.5%
Credit cards	1318.2	1241.3	+6.2%
Mortgages	8077.0	7169.9	+12.7%

Total loans	25221.6	22939.4	+9.9%
Provisions	(1093.2)	(1051.8)	+3.9%

Total loans after provisions	24128.4	22069.6	+9.3%

Breakdown:
Performing loans	23823.2	21525.8	+10.7%
Non-performing loans(1)	1398.4	1413.6	-1.1%

Total	25221.6	22939.4	+9.9%

Loan portfolio ratios:
NPLs / Gross loans	5.5%	6.2%
Net NPLs / Gross loans	1.2%	1.6%
Provision coverage	78.2%	74.4%
Bank disbursements:	30.6.04	30.6.03	± %

Mortgages	1201.3	715.6	+67.9%
Consumer loans	654.9	413.7	+58.3%

(1) Under its accounting policies, the Bank classifies as non-performing consumer loans and credit card balances with overdue interest and/or principal for 100 days and over. Business loans and mortgages are classified as non-performing after 180 days.

Assets under management

€ millions	30.6.04	31.12.03	±ytd%
Sight	4939.3	4443.4	+11.2%
Savings	24709.4	23768.4	+4.0%
Time and other deposits	9883.4	8605.7	+14.8%

Total deposits	39532.1	36817.5	+7.4%
Retail Repos	1772.7	1989.4	-10.9%
Mutual funds	7922.3	7679.0	+3.2%

Total	49227.1	46485.9	+5.9%

Key Group ratios

	30.6.2004	30.6.2003	2003
Net interest margin (NIM)(1)	2.99%	2.71%	2.75%
Return on average assets before tax and minorities (ROAA)	1.19%	0.99%	1.02%
Return on average equity after tax (ROAE)	19.1%	15.9%	15.3%
Cost:income	61.2%	64.0%	64.6%

(1) Interbank Repos and reverse repos have been netted off.

p. 5

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2004 (P.D. 360/85)
(In thousand euro)

	30.06.2004			30.06.2003
ASSETS
1. Cash in hand, balances with central banks			1,382,800			1,485,250
2. Treasury bills and other bills eligible for refinancing with central banks
(a) Treasury bills and similar securities			110,300			129,052
3. Loans and advances to credit institutions
(a) Repayable on demand		64,927			49,360
(b) Other loans and advances		6,062,483			5,226,717
(c) Reverse Repos		5,876,995	12,004,405		5,007,474	10,283,551

4. Loans and advances to customers		25,439,576			21,805,503
Less: Provisions for doubtful debts		(1,093,248)	24,346,328		(1,047,996)	20,757,507

5. Debt securities including fixed-income securities
(a) Government		14,343,261			11,634,132
(b1) Corporates		1,448,500			2,148,698
(b2) Other issuers		1,071,845	16,863,606		1,270,816	15,053,646

6. Shares and other variable-income securities			703,464			592,226
7. Participating interests			202,200			317,406
8. Shares in affiliated undertakings			749,787			923,031
9. Intangible assets
(a) Establishment and formation expenses		21,755			7,397
(b) Goodwill		76			30,331
(c) Other intangible assets		286,651			391,085
Less: Amortisation of intangible assets as at 30.6		(205,905)	102,577		(157,875)	270,938

10. Tangible assets
(a) Land		582,093			290,089
(b) Buildings	748,288			557,060
Less: Depreciation of buildings as at 30.6	(280,118)	468,170		(242,585)	314,475

(c) Furniture, electronic & other equipment	419,300			385,634
Less: Depreciation of furniture, electronic & other equipment as at 30.6	(322,200)	97,100		(276,670)	108,964

(d) Other tangible assets	29,456			26,960
Less: Depreciation of other tangible assets as at 30.6	(20,187)	9,269		(18,892)	8,068

(e) Fixed assets under construction and advances		25,881	1,182,513		40,612	762,208

13. Other assets			606,685			586,940
14. Prepayments and accrued income			155,061			145,381

TOTAL ASSETS			58,409,726			51,307,136

	30.06.2004			30.06.2003
LIABILITIES
1. Amounts owed to credit institutions
(a) Repayable on demand		107,613			326,303
(b) Time and at notice		5,697,461			3,542,021
(c) Repos		6,002,115	11,807,189		3,636,322	7,504,646

2. Amounts owed to customers
(a) Deposits		39,532,143			37,296,184
(b) Other liabilities		242,767			217,695
(c) Repos		1,772,658	41,547,568		1,702,006	39,215,885

3. Debts evidenced by certificates
(a) Debt securities in issue		6,559			7,356
(b) Other		28,512	35,071		22,405	29,761

4. Other liabilities			1,076,627			1,012,957
5. Accrued expenses and deferred income			88,786			108,710
6. Provisions for liabilities and charges
(a) Provisions for staff pensions and similar obligations		23,426			24,213
(b) Provisions for taxation		5,360			4,470
(c) Other provisions		13,404	42,190		13,250	41,933

6A. Provisions for general banking risks			5,761			5,761
7. Subordinated liabilities			750,000			750,000
7A. Hybrid capital (BoG circular No 17/2002)			350,000			—
Shareholders’ Equity:
8. Paid-up capital		1,492,090			1,147,761
9. Share premium account		32,393			32,393
10. Reserves		1,046,825			1,113,040
11. Fixed asset revaluation surplus		20,126			14,874
11a. Fixed asset investment subsidy		2,700			500
12. Retained earnings		303,553			254,119
13. Consolidation differences		(463,105)			(144,887)
14. Minority interests		128,591			136,754
15. Own shares		(178,436)	2,384,737		(179,171)	2,375,383

Group profit before tax for the period 1.1 - 30.6		312,755			260,633
Minority profit before tax		9,042	321,797		1,467	262,100

TOTAL LIABILITIES			58,409,726			51,307,136

	30.06.2004			30.06.2003
OFF-BALANCE SHEET ITEMS
1. Contingent liabilities			35,014,952			22,107,451
2. Commitments arising on sale and repurchase agreements			19,463			22
3. Other off-balance sheet items			27,021,887			30,798,176

TOTAL OFF-BALANCE SHEET ITEMS			62,056,302			52,905,649

	1.1 - 30.6.2004			1.1 - 30.6.2003
PROFIT AND LOSS ACCOUNT
1. Interest receivable and similar income
- Interest income on fixed-income securities	263,324			308,050
- Other interest and similar income	999,489	1,262,813		945,815	1,253,865

2. Interest payable and similar charges		(579,278)	683,535		(643,818)	610,047

3. Income on securities
(a) Income on shares and other variable-income securities	7,387			5,172
(b) Income on participating interests	1,719			5,025
(c) Income on shares in affiliated undertakings	546	9,652		1,745	11,942

3A. Income from associates		13,724			—
4. Commissions receivable		229,571	252,947		199,202	211,144

			936,482			821,191
5. Commissions payable			(36,919)			(24,290)

			899,563			796,901
6. Net profit on financial operations		66,408			60,479
7. Other operating income		11,612	78,020		12,953	73,432

			977,583			870,333
8. General administrative expenses
(a) Staff costs
- Wages and salaries	(257,725)			(243,636)
- Social security costs	(88,193)			(79,694)
- Other charges	(33,460)	(379,378)		(34,223)	(357,553)

(b) Other administrative expenses
- Taxes and duties	(21,361)			(20,915)
- Service fees	(65,110)			(61,345)
- Other fees to third parties	(60,907)	(147,378)	(526,756)	(54,497)	(136,757)	(494,310)

			450,827			376,023
9. Fixed assets depreciation and amortisation charges		(63,620)			(56,566)
10. Other operating charges		(7,541)	(71,161)		(6,533)	(63,099)

Profit on ordinary activities before provisions			379,666			312,924
11+12. Value adjustments in respect of loans and advances and provisions for contingencies			(88,645)			(67,435)

Profit on ordinary activities before tax			291,021			245,489
15. Extraordinary income		9,478			12,086
16. Extraordinary charges		(4,514)			(5,448)
17. Extraordinary profit		25,812	30,776		9,973	16,611

18. Profit before tax and minority interests			321,797			262,100
Minority interests			(9,042)			(1,467)

Profit before tax			312,755			260,633

Less Taxes:
Income Tax (provision)		(91,290)			(74,689)
Minority Taxes		355	(90,935)		665	(74,024)

Group profit after tax			221,820			186,609

NOTES:
A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) “Diethniki” Mutual Fund Management S.A., 7) National Investment Company S.A., 8) “National” Mutual Fund Management S.A., 9) “Ethniki Kefalaiou” Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) “Ethniki” Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) “Ethniki” Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd,33) NBG Luxembourg Holding S.A., 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S., 37) Innovative Ventures S.A., 38) NBG Funding Ltd and 39) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements the companies referred to under items 38 and 39 were consolidated for the first time as at 30.09.2003 and 31.12.2003, respectively.

B) In the financial statements of 30.06.2004 the subsidiaries of the non-financial sector and associates are included using the equity method of accounting.

C) Own shares amounted to €178 436 thousand are presented as a deduction from equity in accordance with the revised IAS 32 “Financial Instruments – disclosure and presentation”.

D) Certain Balance Sheet and Profit & Loss items of the leasing subsidiary companies “Ethniki” Leasing S.A. and Interlease A.D. (Sofia) are reclassified in accordance with IAS 17 “Leases”. This reclassification had no impact in the reported profit for the period.

E) The fixed assets of the NBG Group are free of liens or encumbrances as at 30.06.2004.

F) The total number of persons employed by the NBG Group as at 30.06.2004 was 20 754.

G) The basic accounting principles followed by the NBG Group have not changed since the preceding accounting period.

H) Certain items in 30.06.2003 were reclassified so as to be comparable with the corresponding items of 30.06.2004.

I) The balances denominated in foreign currency have been translated into euro at the exchange rates prevailing as at 30.06.2004.

J) Following the decision of the Shareholders’ Annual Meeting on 18.05.2004, National Bank of Greece S.A. share capital was increased by €344 328 thousand, through capitalization of an equal amount of land and buildings revaluation surplus through the issuance of 76 517 426 new ordinary shares.

K) The fair value of the Group’s securities portfolio is lower than its acquisition cost by approximately €51 million. This difference is attributable to the devaluation of the Group’s available for sale portfolio. In view of the transition to International Financial Reporting Standards, no provision charge was raised against the Group’s income.

L) According to the four-digit codification of National Industry Classification Code (NICC), 95% of the NBG Group’s revenues are classified under caption 651.9 “Activities of other intermediary monetary organisations” and the remaining 5% is classified under other captions of economic activity.

Athens, 29 July 2004

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	A MEMBER OF THE BOARD	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	STEFANOS G. PANTZOPOULOS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITOR’S REPORT

To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above consolidated financial statements of the National Bank of Greece S.A. and its financial sector subsidiaries for the period from 1 January through 30 June 2004, are free of any errors or omissions which materially affect the consolidated asset structure and financial position and the reported profit for the period of the National Bank of Greece and its subsidiaries included in the consolidation. Subsidiary companies included in the consolidated financial statements representing 1,34% and 1,54% of the total assets and operations respectively, are audited by other auditors, upon whose reports we have relied. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the consolidated financial statements have been prepared in accordance with the provisions of Codified Law 2190/1920 and after taking into consideration note K, are free of any errors or omissions which materially affect the consolidated asset structure and financial position of the National Bank of Greece Group as at 30.06.2004, as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 29 July 2004
CERTIFIED PUBLIC ACCOUNTANT AUDITOR

NICOLAOS K. SOFIANOS
Reg. No 12231

DELOITTE.

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 JUNE 2004
(In thousand euro)

	30.06.2004			30.06.2003
ASSETS
1. Cash in hand, balances with central banks			1,139,303			1,291,223
2. Treasury bills and other bills eligible for refinancing with central banks:
(a) Treasury bills and similar securities			88,409			101,602
3. Loans and advances to credit institutions:
(a) Repayable on demand		65,370			33,649
(b) Other loans and advances		5,909,291			5,013,448
(c) Reverse repos		5,659,952	11,634,613		4,847,529	9,894,626

4. Loans and advances to customers		22,244,277			19,063,821
Less: Provisions for doubtful debts		(936,347)	21,307,930		(880,977)	18,182,844

5. Debt securities including fixed-income securities:
(a) Government		13,956,886			11,358,641
(b1) Corporates		1,204,435			2,013,769
(b2) Other issuers		66,750	15,228,071		41,078	13,413,488

6. Shares and other variable-income securities			334,807			270,158
7. Participating interests			289,321			303,650
8. Shares in affiliated undertakings			1,725,262			1,606,190
9. Intangible assets
(a) Establishment and formation expenses		7,399			4,905
(c) Other intangible assets		222,904			331,694
Less : Amortisation of intangible assets as at 30.6		(168,522)	61,781		(135,247)	201,352

10. Tangible assets
(a) Land		564,248			268,771
(b) Buildings	647,181			463,882
Less: Depreciation of buildings as at 30.6	(253,790)	393,391		(220,123)	243,759

(c) Furniture, electronic & other equipment	289,562			265,181
Less: Depreciation of furniture, electronic & other equipment as at 30.6	(232,949)	56,613		(203,327)	61,854

(d) Other tangible assets	11,070			10,882
Less: Depreciation of other tangible assets as at 30.6	(7,586)	3,484		(7,004)	3,878

(e) Fixed assets under construction and advances		15,444	1,033,180		29,814	608,076

13. Other assets			528,576			490,363
14. Prepayments and accrued income			112,711			117,368

TOTAL ASSETS			53,483,964			46,480,940

LIABILITIES
1. Amounts owed to credit institutions:
(a) Repayable on demand		113,289			318,042
(b) Time and at notice		5,528,131			3,436,402
(c) Repos		5,236,680	10,878,100		2,829,012	6,583,456

2. Amounts owed to customers:
(a) Deposits		35,817,604			33,970,691
(b) Other liabilities		224,427			209,336
(c) Repos		1,763,320	37,805,351		1,707,330	35,887,357

3. Debts evidenced by certificates:
(a) Debt securities in issue		619			1,414
(b) Other		11,060	11,679		22,405	23,819

4. Other liabilities			755,995			699,671
5. Accrued expenses and deferred income			64,078			60,267
6. Provisions for liabilities and charges:
(a) Provisions for staff pensions and similar obligations		1,520			4,433
(b) Provisions for taxation		5,243			4,353
(c) Other provisions		8,554	15,317		9,470	18,256

6A. Provisions for general banking risks			5,761			5,761
7. Subordinated liabilities			1,100,000			750,000
Shareholders’ Equity:
8. Paid-up capital		1,492,090			1,147,761
9. Share premium account		32,393			32,393
10. Reserves		768,786			825,148
11. Fixed assets revaluation surplus		77,340			11,079
12. Retained earnings		223,633			223,170
13. Own shares		(283)	2,593,959		(283)	2,239,268

14. Profit before tax for the period 1.1 - 30.6			253,724			213,085

TOTAL LIABILITIES			53,483,964			46,480,940

OFF- BALANCE SHEET ITEMS
1. Contingent liabilities			33,578,408			21,725,427
2. Commitments arising on sale and repurchase agreements			10,713			22
3. Other off-balance sheet items			24,084,385			26,712,078

TOTAL OFF- BALANCE SHEET ITEMS			57,673,506			48,437,527

	1.1 - 30.06.2004			1.1 - 30.06.2003
PROFIT AND LOSS ACCOUNT
1. Interest receivable and similar income:
- Interest income on fixed-income securities	231,524			279,734
- Other interest and similar income	876,316	1,107,840		848,475	1,128,209

2. Interest payable and similar charges		(530,682)	577,158		(598,392)	529,817

3. Income on securities:
(a) Income on shares and other variable-income securities	2,035			1,294
(b) Income on participating interests	6,804			4,918
(c) Income on shares in affiliated undertakings	30,554	39,393		10,809	17,021

4. Commissions receivable		160,782	200,175		139,478	156,499

			777,333			686,316
5. Commissions payable			(49,225)			(35,821)

			728,108			650,495
6. Net profit on financial operations		46,280			52,077
7. Other operating income		5,666	51,946		7,692	59,769

			780,054			710,264
8. General administrative expenses:
(a) Staff costs
- Wages and salaries	(212,461)			(199,478)
- Social security costs	(79,743)			(73,835)
- Other charges	(26,933)	(319,137)		(26,862)	(300,175)

(b) Other administrative expenses
- Taxes and duties	(15,977)			(15,962)
- Service fees	(43,370)			(41,409)
- Other fees to third parties	(42,449)	(101,796)	(420,933)	(39,363)	(96,734)	(396,909)

			359,121			313,355
9. Fixed assets depreciation and amortization charges		(44,751)			(41,594)
10. Other operating charges		(7,129)	(51,880)		(6,236)	(47,830)

Profit on ordinary activities before provisions			307,241			265,525
11+12. Value adjustments in respect of loans and advances and provisions for contingencies			(67,500)			(62,000)

Profit on ordinary activities before tax			239,741			203,525
15. Extraordinary income		2,059			6,948
16. Extraordinary charges		(3,122)			(4,252)
17. Extraordinary profit		15,046	13,983		6,864	9,560

18. Profit (before tax)			253,724			213,085
Income tax (provision)			(67,740)			(49,328)

Profit (after tax)			185,984			163,757

NOTES:

1. Following the decision of the Shareholders’ Annual Meeting on 18.05.2004, National Bank of Greece S.A. increased its share capital by € 344 328 thousand, through capitalization of an equal amount of land and buildings revaluation surplus through the issuance of 76 517 426 new ordinary shares.

2. The market value of the Bank’s total securities portfolio is lower than the cost value by an amount of € 236 million approximately. The difference is mainly due to the devaluation of shares in subsidiaries and affiliated companies by € 210 million and the devaluation of the available for sale bond portfolio of € 37 million approximately. In view of the transition to International Financial Reporting Standards, no provision was made as at 30.06.2004 for the devaluation difference of the available for sale bond portfolio. The devaluation difference of shares in subsidiaries and affiliated companies has already been included in the consolidated financial statements (either through the consolidation difference, or through the prior years’ results). For reasons of consistency and comparability with the Group results no provision was made as at 30.06.2004.

3. The fixed assets of the Bank are free of liens or encumbrances as at 30.06.2004.

4. Capital expenditure in real estate during the first six months of 2004 amounted to €9 322 thousand.

5. The total number of persons employed by the Bank in Greece and abroad as at 30.06.2004 was 14 771.

6. The financial statements as at 30.06.2004 and 30.06.2003, have been compiled using provisional trial balances.

7. The accounting principles followed are similar to those of the preceding accounting period of 2003. Certain items of 30.06.2003 were reclassified so as to be comparable with the corresponding items of 30.06.2004.

8. The financial statements of the Bank as at 30.06.2003 do not include the financial position of its former subsidiaries “Hellenic Hotel Tourist and Consulting Enterprises S.A.”, “Société Nationale Consultante Fonciére et Touristique S.A.” and “Olympias Tourism Hotels S.A.”, which merged with the Bank through absorption on 30.09.2003, in accordance with the provisions of Law 2166/1993. The absorptions were legally approved up to 31.12.2003.

9. According to the four-digit codification of National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 “Activities of other intermediary monetary organisations”.

Athens, 29 July 2004

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	A MEMBER OF THE BOARD	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	STEFANOS G. PANTZOPOULOS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITOR’S REPORT
To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above financial statements of the National Bank of Greece S.A. for the period from 1 January through 30 June 2004, are free of any errors or omissions which materially affect the asset structure and financial position of the Bank and the reported profit for the period. As part of our audit, we also considered the results of operations of the branches of the Bank. Local auditors audit branches located outside Greece. We were given access to all books and records of the Bank and we were provided all necessary information and clarifications, which we requested. The Bank has complied with the provisions of the Greek Banking Chart of Accounts. There was no change in the valuation methods applied by the Bank. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the above six monthly financial statements which derive from the Bank’s books and records and after taking into consideration note 2 of the Bank, are free of any errors or omissions which materially affect the asset structure and financial position of the National Bank of Greece S.A. as at 30.06.2004, as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 29 July 2004

CERTIFIED PUBLIC ACCOUNTANT AUDITOR

NICOLAOS K. SOFIANOS
Reg. No 12231

D E L O I T T E .